Filed by Coca-Cola West Company, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Coca-Cola East Japan Co., Ltd. (File Number: 132-02805)
Dated February 8, 2017

February 6, 2017

To Whom it May Concern:

Company:	Coca-Cola West Company, Limited
Representative:	Representative Director and President Tamio Yoshimatsu
(TSE/FSE Code 2579)
Inquiries:	Administrations Department
General Manager
Kinya Matsudaira
(TEL 092-641-8760)

Announcement Regarding Changes to Representative Directors

Coca-Cola West Company, Limited (hereinafter referred to as “CCW”) hereby announces the Board of Directors decided today at its meeting on the following changes to directors of CCW.

The official decision is planned to be made based on certain necessary resolutions at the 59th annual general meeting of shareholders to be held on March 22, 2017, a subsequent meeting of the board of directors and a meeting of the board of directors to be held on April 1, 2017.

1.          Reasons for Changes

CCW and Coca-Cola East Japan Co., Ltd. (hereinafter referred to as “CCEJ”) will, as released on September 30, 2016, integrate their businesses (hereinafter referred to as the “Business Integration”) through a combination of a share exchange and absorption-type company split with April 1, 2017 as the expected effective date, subject to approval at their respective annual general meetings of shareholders to be held in March 2017.

In connection with the Business Integration, CCW will appoint a new representative director with the aim of strengthening the management structure of and enhancing the corporate value of  Coca-Cola Bottlers Japan Inc. (currently, CCW, which is expected to be renamed following the Business Integration), which will be the holding company following the Business Integration.

For the details of the Business Integration, please see the press release “Announcement Regarding Proposed Integration and Share Exchange Agreement between Coca-Cola West Co., Ltd. and Coca-Cola East Japan Co., Ltd., and Shift to Holding Company Structure through Company Split, Change of Trade Name and Partial Amendment of Articles of Incorporation of Coca-Cola West Co., Ltd.; Integrated Company to be Named Coca-Cola Bottlers Japan Inc.” dated September 30, 2016 (partially revised on the same day).

2.          Details of Changes

(1)	New Representative Director

(i)	Name and Title

Name	New position	Current position
Vikas Tiku	Representative Director, Executive Vice President, Chief Financial Officer, and General Manager of Transformation	Vice President and Chief Integration Officer of Coca-Cola East Japan Co., Ltd.

(ii)	Brief Personal Profile

Date of Birth	Brief Personal Profile		Number of Company Shares Owned
	May 1988	Joined Diageo plc (The Pillsbury Company, USA)
	December 1996	CFO, Diageo plc (The Pillsbury Company, Australia)
	January 1998	CFO, Diageo plc (The Pillsbury Company, Asia-Pacific)
	August 2000	Senior Vice President and COO, Source MDx (USA)
	January 2005	Managing Director in charge of Asia Pacific, The Hershey Company (USA)
	July 2005	Group Manager, Mergers and Acquisitions, The Coca-Cola Company (USA)
	June 2006	CFO, Coca-Cola Africa Group, The Coca-Cola Company
July 26, 1965	May 2009	Executive Vice President and CFO, Coca-Cola (Japan) Co., Ltd.	─
	June 2009	Representative Director, Executive Vice President and CFO, Coca-Cola (Japan) Co., Ltd.
	March 2010	Outside Director, Coca-Cola Business Service Co., Ltd. (currently, Coca-Cola Integrated Business Systems Co., Ltd.)
	March 2011	Director, CCW
	February 2015	CFO, Coca-Cola Asia Pacific Group, The Coca-Cola Company
	November 2016	Vice President, Coca-Cola East Japan Co., Ltd. (incumbent)

(iii)	Expected Date to be Appointed

April 1, 2017

(2)	Retiring Director

(i)	Name and Title

Name	Current Position
Nobuo Shibata	Representative Director and Executive Vice President
* Nobuo Shibata will be also retiring as director.

(ii)	Expected Date to Retire

March 31, 2017

End

In conjunction with its business integration (“Business Integration”) with Coca-Cola East Japan Co., Ltd. (“CCEJ”), Coca-Cola West Company, Limited (“CCW”) may be required to submit Form F-4 as registration to the U.S. Securities and Exchange Commission (“SEC”).  In such a case, the prospectus and other documentation will be included as part of Form F-4. Once Form F-4 is submitted and is made effective, the prospectus submitted as part of Form F-4 is expected to be sent to CCEJ’s shareholders in the U.S., prior to the General Shareholders’ Meeting where the voting will be held to approve the Business Integration. If Form F-4 must be submitted, the Form and prospectus will include valuable information related to both parties, the Business Integration, and other relevant data.  We request that the U.S. shareholders, to which the said prospectus shall be distributed, carefully read through Form F-4, which may be submitted to SEC with respect to the Business Integration, the prospectus, and other documents, prior to exercising the voting rights for the Business Integration at the General Shareholders’ Meeting. All documentation submitted to SEC with respect to the Business Integration will be disclosed free of charge on SEC’s homepage (www.sec.gov). In addition, such documentation may be sent by post upon request free of charge.  Please contact the person below if you wish to apply for the documentation to be sent by post:

Company Name：Coca-Cola West Company, Limited
Address ：7-9-66, Hakozaki, Higashi-ku, Fukuoka-shi, Fukuoka, Japan, 812-8650
Person in charge ：Masakiyo Uike, Finance Department
Tell  ：+81-92-641-8585   Email ：masakiyo-uike@ccwest.co.jp